UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-55424

Pacific Oak Strategic Opportunity REIT II, Inc.

(Pacific Oak SOR II, LLC, as successor by merger to Pacific Oak Strategic Opportunity REIT II, Inc.)

(Exact name of registrant as specified in its charter)

c/o Pacific Oak Strategic Opportunity REIT, Inc.

11766 Wilshire Blvd., Suite 1670

Los Angeles, California 90025

(424) 208-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.01 par value per share

Class T Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.*

* Pursuant to the Agreement and Plan of Merger, dated as of February 19, 2020, by and among Pacific Oak Strategic Opportunity REIT II, Inc. (the “Company”), Pacific Oak Strategic Opportunity REIT, Inc. (“POSOR I”), and Pacific Oak SOR II, LLC, an indirect subsidiary of POSOR I (“Merger Sub”), the Company merged with and into Merger Sub on October 5, 2020, at which time the separate corporate existence of the Company ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Merger Sub, as successor in interest by merger to the Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PACIFIC OAK SOR II, LLC (as successor by merger to Pacific Oak Strategic Opportunity REIT II, Inc.)

By: PACIFIC OAK SOR II HOLDINGS, LLC, a Maryland limited liability company, its sole member

By: PACIFIC OAK SOR PROPERTIES LLC, a Delaware limited liability company, its sole member

By: PACIFIC OAK SOR (BVI) HOLDINGS, LTD., a British Virgin Islands company limited by shares, its sole member

By: PACIFIC OAK STRATEGIC OPPORTUNITY LIMITED PARTNERSHIP, a Delaware limited partnership, its sole shareholder

By: PACIFIC OAK STRATEGIC OPPORTUNITY REIT, INC., a Maryland corporation, its sole general partner

DATE: October 6, 2020	By:	/s/ Michael A. Bender
		Name:	Michael A. Bender
		Title:	Chief Financial Officer, Executive Vice President, Treasurer and Secretary